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[VIVENDI UNIVERSAL LOGO]

                         VIVENDI UNIVERSAL PRESS RELEASE




PARIS, SEPTEMBER 15, 2003 - The New York State Court issued its order following Vivendi Universal's (PARIS BOURSE: EX FP; NYSE: V) motion to vacate the award rendered by the Arbitration panel. The New York tribunal denied Vivendi Universal's motion and ordered the company to pay E 20.5 million to Mr. Messier.

Vivendi Universal intends to use all legal options in order to oppose a payment to Mr. Messier including appeal and a request to stay enforcement of the judgment pending the appeal.



IMPORTANT DISCLAIMER
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking.


CONTACTS :
MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086